Filed by TSX Group Inc.
Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company : Montréal Exchange Inc.
Commission File No. 132-02637
Date: January 11, 2008

TSX GROUP INC.

- and -

BOURSE DE MONTRÉAL INC.

AMENDMENT TO THE COMBINATION AGREEMENT

January 10, 2008

AMENDMENT TO THE COMBINATION AGREEMENT

THIS AMENDMENT TO THE COMBINATION AGREEMENT made as of the 10th day of January, 2008

BETWEEN:	TSX GROUP INC., a corporation existing under the laws of Ontario (hereinafter referred to as “TSX”)

AND:	BOURSE DE MONTRÉAL INC., a company existing under the laws of Québec (hereinafter referred to as “MX”)

WHEREAS TSX and MX entered into a Combination Agreement dated December 10, 2007 (the “Combination Agreement”); and

WHEREAS TSX and MX wish to amend the Combination Agreement as set forth herein;

NOW THEREFORE TSX and MX hereby agree that, in consideration of the mutual covenants and agreements set forth herein, the Combination Agreement be amended as follows:

ARTICLE 1

INTERPRETATION

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Combination Agreement.

ARTICLE 2

AMENDMENTS

The Combination Agreement is hereby amended as follows:

2.1	By deleting Section 1.1.10 of the Combination Agreement and replacing it with the following:

“1.1.10 “Amalgamation Agreement” means the amended and restated amalgamation agreement among TSX, TSX Subco, TSX Newco and MX, with the intervention of 9190-1983 Québec Inc., in relation to the Amalgamation and the transactions contemplated hereby dated January 10, 2008 attached hereto as Schedule 1.1.10;”.

2.2	By deleting Section 1.1.11 of the Combination Agreement and replacing it with the following:

“1.1.11 “Amalgamation By-Law” means MX By-Law 2008-1 dated January 10, 2008 relating to the Amalgamation attached hereto as Schedule 1.1.11;”.

2.3	By deleting Section 1.1.102 of the Combination Agreement and replacing it with the following:

“1.1.102 “TSX Newco” means 1372434 Alberta ULC;”.

2.4	By deleting Section 2.1.1 (e) of the Combination Agreement and replacing it with the following:

“(e)

in consideration for the issuance by TSX of TSX Shares to MX Shareholders as provided in paragraph (a), Amalco shall cause TSX Newco to issue to TSX, in consideration for Amalco issuing to TSX Newco such number of Amalco Common Shares as represents the value (the “Value”) of the TSX Shares so issued to MX Shareholders, such number of class B preferred shares of TSX Newco having a total value of $100,000,000 and such number of class A common shares of TSX Newco as represents the balance of the Value; and”.

2.5	By deleting Schedule 1.1.10 of the Combination Agreement and by replacing it with the attached Schedule 1.1.10.
2.6	By deleting Schedule 1.1.11 of the Combination Agreement and by replacing it with the attached Schedule 1.1.11.
2.7	By deleting Schedule 1.1.12 of the Combination Agreement and by replacing it with the attached Schedule 1.1.12.

ARTICLE 3

EFFECT OF AMENDMENTS

Except as specifically set forth herein, the terms and conditions of the Combination Agreement remain in full force and effect, unamended.

ARTICLE 4

GENERAL

4.1	Assignment

This Amendment shall not be assigned by any party hereto without the prior written consent of the other parties, except that the TSX may assign this Amendment to any of its Affiliates without the prior consent of MX.

4.2	Governing Law

This Amendment shall be governed by and construed in accordance with the Laws of Québec and the Laws of Canada applicable therein.

4.3	Forum; Jurisdiction

The parties hereby submit to the non-exclusive jurisdiction of the competent court in the judicial district of Montréal, Québec for any dispute, disagreement, controversy or claim arising out of or in connection with the transactions contemplated by this Amendment.

4.4	Invalidity of Provisions

If any term or other provision of this Amendment is invalid, illegal or incapable of being enforced by any Law, all other conditions and provisions of this Amendment shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Amendment so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.5	Counterparts

This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall be deemed to constitute one and the same instrument.

4.6	Language

The parties expressly acknowledge that they have requested that this Amendment and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que le présent amendement et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

(Signatures on next page)

IN WITNESS WHEREOF the parties hereto have executed this Amendment as of the date first written above.

TSX GROUP INC.		BOURSE DE MONTRÉAL INC.
Per:	(signed) Michael Ptasznik	Per:	(signed) Luc Bertrand
	Michael Ptasznik		Luc Bertrand
	Co-Chief Executive Officer		President and Chief Executive Officer

SCHEDULE 1.1.10

AMALGAMATION AGREEMENT

(see attached)

AMENDED AND RESTATED AMALGAMATION AGREEMENT

AMENDED AND RESTATED AMALGAMATION AGREEMENT made as of the 10th day of January, 2008

AMONG:

9189-7058 QUÉBEC INC., a company incorporated under the laws of the Province of Québec having its registered office in the City of Montréal, Province of Québec, herein acting and represented by Michael Ptasznik, duly authorized for all purposes hereof (hereinafter referred to as “TSX Subco”)

AND:

BOURSE DE MONTRÉAL INC./ MONTRÉAL EXCHANGE INC., a company incorporated under the laws of the Province of Québec having its registered office in the City of Montréal, Province of Québec, herein acting and represented by Luc Bertrand, duly authorized for all purposes hereof (hereinafter referred to as “MX”)

AND:

TSX GROUP INC., a company incorporated under the laws of the Province of Ontario having its registered office in the City of Toronto, Province of Ontario, herein acting and represented by Michael Ptasznik, duly authorized for all purposes hereof (hereinafter referred to as “TSX”)

AND:

1372434 ALBERTA ULC, a company incorporated under the laws of the Province of Alberta having its registered office in the City of Calgary, Province of Alberta, herein acting and represented by Michael Ptasznik, duly authorized for all purposes hereof (hereinafter referred to as “TSX Newco”)

WHEREAS TSX Subco, MX, TSX and 9190-1983 Québec Inc. (“9190”) entered into an amalgamation agreement on December 10, 2007 (the “Original Amalgamation Agreement”);

WHEREAS TSX Subco was incorporated under Part IA of the Companies Act (Québec) by certificate and articles of incorporation dated November 26, 2007;

WHEREAS MX was incorporated under Part IA of the Companies Act (Québec) by certificate and articles of incorporation dated September 29, 2000, which has been amended by certificate of amendment dated February 24, 2006;

WHEREAS the authorized capital of TSX Subco consists of (i) an unlimited number of class A common shares, (ii) an unlimited number of class B common shares, (iii) an unlimited number of class A preferred shares, (iv) an unlimited number of class B preferred shares, (v) an unlimited number of class C preferred shares and (vi) an unlimited number of class D preferred shares, all without par value, of which one (1) class A common share has been issued and alloted and is outstanding as fully paid and non-assessable and 428,200,000 class B common shares will be issued and allotted and outstanding as fully paid and non-assessable prior to the Amalgamation (as such term is defined below);

WHEREAS the authorized capital of MX consists of (i) an unlimited number of preferred shares issuable in series and (ii) an unlimited number of common shares, all without par value, of which 30,655,683.334 common shares have been issued and allotted and are outstanding as at the date hereof as fully paid and non-assessable;

WHEREAS TSX and MX have entered into a combination agreement dated December 10, 2007, as amended by an Amendment to the Combination Agreement dated as of the date hereof, with respect to the transactions contemplated herein (the “Combination Agreement”);

WHEREAS, as contemplated in the Combination Agreement, TSX Subco and MX, availing themselves of Part IA of the Companies Act (Québec), wish to amalgamate on the terms and conditions set forth herein and in the Combination Agreement;

WHEREAS the requirements of section 123.116 of the Companies Act (Québec) will be satisfied by Amalco (as defined below);

WHEREAS 9190 transferred, on the date hereof, its class A common share of TSX Subco to TSX Newco;

WHEREAS TSX Newco wishes to replace 9190 as a party to the Original Amalgamation Agreement;

WHEREAS TSX Subco, MX, TSX and TSX Newco wish to amend and restate the Original Amalgamation Agreement in its entirety as set out herein;

NOW THEREFORE this Agreement witnesses that, in consideration of the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

1.1.1	“Amalco” means Bourse de Montréal Inc./ Montréal Exchange Inc., the company resulting from the Amalgamation;
1.1.2	“Amalgamation” means the amalgamation between TSX Subco and MX under Part IA of the Companies Act giving effect to the transactions described in this Agreement;

1.1.3

“Articles of Amalgamation” means the articles confirming the Amalgamation required under the Companies Act to be filed with the Enterprise Registrar, substantially in the form attached hereto as Schedule A;

1.1.4

“Business Day” means any day on which commercial banks are generally open for business in Montréal, Québec, and Toronto, Ontario other than a Saturday, a Sunday or a day observed as a holiday in Montréal, Québec, or Toronto, Ontario under applicable Laws;

1.1.5	“Cash Alternative” has the meaning ascribed thereto in Section 5.1.1(c);
1.1.6	“Certificate of Amalgamation” means the certificate issued by the Enterprise Registrar attesting the Amalgamation pursuant to Section 123.119 of the Companies Act;
1.1.7

“Circular” means the notice of the MX Meeting and accompanying management information circular in the French and English languages, including all schedules thereto, to be prepared and sent by MX to MX Shareholders in connection with the MX Meeting;

1.1.8	“Class A Common Shares” (individually, a “Class A Common Share”) means the class A common shares in the share capital of Amalco;
1.1.9	“Class B Common Shares” (individually, a “Class B Common Share”) means the class B common shares in the share capital of Amalco;
1.1.10	“Class C Common Shares” (individually, a “Class C Common Share”) means the class C common shares in the share capital of Amalco;
1.1.11	“Combination Agreement” has the meaning ascribed thereto in the preamble of this Agreement;
1.1.12	“Companies Act” means the Companies Act (Québec) as now in effect and as it may be amended from time to time prior to the Effective Date;
1.1.13	“Depository” means CIBC Mellon Trust Company;
1.1.14	“Effective Date” means the date shown on the Certificate of Amalgamation;
1.1.15	“Enterprise Registrar” means the enterprise registrar acting under the Companies Act;
1.1.16	“Exchange Ratio” means 0.7784 TSX Share for each MX Share;
1.1.17

“Governmental Entity” (collectively, the “Governmental Entities”) means any: (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, board, or authority of any of the foregoing; or (iii) any quasi-governmental, private or self-regulatory body or organization or stock exchange exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

1.1.18	“Issued and Paid-up Share Capital” means the issued and paid-up share capital as determined under the Companies Act;
1.1.19

“Laws” (individually, a “Law”) means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having legal jurisdiction over the Person or Persons or its or their business, undertaking, property or secur ities;

1.1.20	“Letter of Transmittal” means the form of letter of transmittal enclosed with the Circular;
1.1.21	“Maximum Cash Consideration” has the meaning ascribed thereto at Section 5.1.1(c);
1.1.22	“Maximum Share Consideration” has the meaning ascribed thereto at Section 5.1.1(c);
1.1.23

“MX Meeting” means the special meeting of MX Shareholders (including any adjournment or postponement thereof contemplated by the Combination Agreement) that is to be convened to consider and, if deemed advisable, to approve the Amalgamation;

1.1.24	“MX Shareholders” (individually, a “MX Shareholder”) means the registered or beneficial holders of the issued and outstanding MX Shares, from time to time;
1.1.25	“MX Shares” (individually, a “MX Share”) means common shares in the share capital of MX;
1.1.26

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

1.1.27	“Redeemable Shares” means the redeemable preferred shares in the share capital of Amalco;

1.1.28	“Remaining TSX Shares” has the meaning ascribed thereto in Section 5.1.3;
1.1.29	“Share Alternative” has the meaning ascribed thereto in Section 5.1.1(c);
1.1.30

“Tax” and “Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, local, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and antidumping, all li cense agreements, franchise and registration fees and all employment insurance, health insurance and Canada, Quebec and other Governmental Entity pension plan premiums or contributions;

1.1.31	“TSX Shares” (individually, a “TSX Share”) means common shares in the share capital of TSX; and
1.1.32	“Value” has the meaning ascribed thereto in Section 5.1.1(d).
1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections, Schedules and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “Schedule” followed by a number and/or a letter refer to the specified Article, Section or Schedule of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3	Currency

All sums of money referred to in this Agreement are expressed in Canadian dollars.

1.4	Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5	Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

ARTICLE 2

AMALGAMATION

2.1	Amalgamation

TSX Subco and MX hereby agree to amalgamate and to continue as one company effective from the Effective Date pursuant to the provisions of Part IA of the Companies Act, on the terms and conditions set forth herein and in the Combination Agreement.

2.2	Contribution of TSX Subco and MX
2.2.1	Upon the Amalgamation, TSX Subco shall contribute to Amalco all its property and assets, subject to all its liabilities.
2.2.2	Upon the Amalgamation, MX shall contribute to Amalco all its property and assets, subject to all its liabilities.
2.3	Rights and Obligations

From the Effective Date, Amalco will (a) possess all of the property, rights and assets of TSX Subco and MX, and (b) assume all of their obligations.

2.4	Name

The name of Amalco shall be “Bourse de Montréal Inc.” in the French language form and “Montréal Exchange Inc.” in the English language form.

2.5	Head Office

The head office of Amalco shall be situated in the Judicial District of Montréal, Province of Québec and the address of its head office shall be Tour de la Bourse, 4th Floor, 800 Victoria Square, Montréal, H4Z 1A9, Province of Québec.

2.6	Activities

There shall be no limitations on the activities of Amalco.

2.7	Share Capital
2.7.1

The authorized share capital of Amalco shall consist of an unlimited number of (i) Class A Common Shares, without par value, (ii) Class B Common Shares, without par value, (iii) Class C Common Shares, without par value, and (iv) Redeemable Shares, without par value; and

2.7.2

The rights, privileges, conditions and restrictions attached to the Class A Common Shares, Class B Common Shares, Class C Common Shares and Redeemable Shares are described in Appendix 1 of the draft Articles of Amalgamation attached hereto as Schedule A.

2.8	Restrictions on Transfer and Other Provisions

The restrictions on transfer of shares and the other provisions attached thereto are described in Appendix 2 and Appendix 3 of the draft Articles of Amalgamation attached hereto as Schedule A.

2.9	By-Laws

The by-laws of Amalco shall be in the form attached hereto as Schedule B, subject to such changes as are required or useful to give effect to the transaction contemplated by the Combination Agreement, including to obtain all necessary approvals, and which are acceptable to the parties, acting reasonably.

ARTICLE 3

BOARD OF DIRECTORS

3.1	Board of Directors

The board of directors of Amalco shall consist of a minimum of three and a maximum of twenty-four directors. The initial board of directors of Amalco shall consist of four directors who shall be the persons whose names, occupations and addresses are set out below:

Name	Occupation	Address
Wayne C. Fox	Chair of TSX and Corporate Director	Oakville, Ontario
John P. Mulvihill	Chairman of Mulvihill Capital Management Inc.	Toronto, Ontario
Jean Turmel	President of Perseus Capital inc.	Outremont, Québec
Luc Bertrand	President and Chief Executive Officer of MX	Baie d’Urfé, Québec

ARTICLE 4

ARTICLES OF AMALGAMATION

4.1	Subscription to class B common shares of TSX Subco and filing of the Articles of Amalgamation

Subject to the confirmation of a by-law approving this Agreement by MX Shareholders at the MX Meeting in accordance with the Companies Act and other applicable Laws and provided that the conditions specified in the Combination Agreement have been satisfied or waived and provided further that this Agreement has not otherwise been terminated, TSX Subco shall as soon as reasonably practicable thereafter complete the Amalgamation and file with the Enterprise Registrar the Articles of Amalgamation pursuant to the Companies Act and such other documents as may be required pursuant to the Companies Act.

On the Business Day preceding the filing of the Articles of Amalgamation with the Enterprise Registrar, TSX Newco shall subscribe to 428,200,000 class B common shares of TSX Subco. Following such subscription, there shall be one (1) class A common share and 428,200,000 class B common shares of TSX Subco issued and outstanding as fully paid and non-assessable.

ARTICLE 5

AMALGAMATION EVENTS

5.1	Amalgamation Events
5.1.1	On the Effective Date:

(a)

the one (1) issued and outstanding class A common share, having no par value, of TSX Subco shall be converted into one (1) issued and fully paid and non-assessable Class A Common Share, such Class A Common Share having an Issued and Paid-up Share Capital equal to the Issued and Paid-up Share Capital of the presently issued and fully paid class A common share of TSX Subco;

(b)	each issued and outstanding class B common share, having no par value, of TSX Subco shall be converted share for share into one (1) issued and fully paid and non-assessable Class B Common Share;
(c)

the MX Shares outstanding immediately prior to the Effective Date shall, at the election of each holder thereof, either be: (i) cancelled and the holder thereof shall receive in exchange such number of duly authorized, fully-paid and non-assessable TSX Shares equal to the product of the number of such MX Shares held by such holder multiplied by the Exchange Ratio (the “Share Alternative”); or (ii) converted into such number of duly authorized, fully-paid and non-assessable Redeemable Shares as is equal to the number of such MX Shares held by such holder, which Redeemable Shares shall be redeemed immediately following the Amalgamation by Amalco in consideration for $39 per share (the “Cash Alternative”), in each case subject to pro-ration as provided below; provided that: (x) no fractional TSX Shares will be issued under the Amalgamation, and any resulting fractional TSX Share shall be rounded down, to the closest whole number, and the MX Shareholder will receive the net cash proceeds of such fractional TSX Share as set forth in Section 5.1.3; (y) the maximum number of Redeemable Shares issuable to MX Shareholders under the Amalgamation will be 10,979,487 Redeemable Shares and the maximum amount of cash payable by Amalco on redemption of Redeemable Shares shall be $428,200,000 (the “Maximum Cash Consideration”); and (z) the maximum number of TSX Shares issuable to MX Shareholders under the Amalgamation will be 15,346,000 TSX Shares (the “Maximum Share Consideration”).

Any MX Shareholder who fails to complete a Letter of Transmittal and notice of guaranteed delivery, if applicable, or who does not properly elect either the Share Alternative or the Cash Alternative in the Letter of Transmittal and notice of guaranteed delivery, if applicable, with respect to any MX Shares deposited by such MX Shareholder in connection with the Amalgamation will be deemed to have elected the Cash Alternative.

If the aggregate cash consideration that would otherwise be payable by Amalco to MX Shareholders upon redemption of the Redeemable Shares who elect (or are deemed to have elected) the Cash Alternative in respect of their MX Shares exceeds the Maximum Cash Consideration, the amount of cash consideration available to those MX Shareholders who have so elected (or are deemed to have elected) the Cash Alternative will be allocated pro-rata (on a per share basis) among such MX Shareholders in an amount equal to the aggregate amount of the cash sought by each such MX Shareholder upon redemption of the Redeemable Shares who so elected (or is deemed to have elected) the Cash Alternative multiplied by a fraction, the numerator of which is the Maximum Cash Consideration, and the denominator of which is the aggregate amount of cash consideration sought by those MX Shareholders upon redemption of the Redeemable Shares who elected (or are deemed to have elected) the Cash Alternative in respect of their MX Shares, and each such MX Shareholder will receive TSX Shares as consideration for any cash balance which exceeds the amount of cash so allocated to the MX Shareholder, the number of such TSX Shares being the quotient of (i) the total cash balance divided by (ii) $50.10, and, with respect to any resulting fractional TSX Share, the MX Shareholder will receive the net cash proceeds of such fractional TSX Share as set forth in Section 5.1.3.

If the number of TSX Shares that would otherwise be issuable to MX Shareholders who elect the Share Alternative in respect of their MX Shares exceeds the Maximum Share Consideration, the number of TSX Shares available to those MX Shareholders who have so elected the Share Alternative will be allocated pro-rata (on a per share basis) among such MX Shareholders in an amount equal to the number of TSX Shares sought by each such MX Shareholder who so elected the Share Alternative multiplied by a fraction, the numerator of which is the Maximum Share Consideration and the denominator of which is the aggregate number of TSX Shares sought by those MX Shareholders who elected the Share Alternative in respect of their MX Shares in connection with the Amalgamation, rounded down to the nearest whole number, and each such MX Shareholder will receive Redeemable Shares as consideration for any balance which exceeds the number of TSX Shares allocated to the MX Shareholder (or cash in lieu of any fractional Redeemable Share that the MX Shareholder would otherwise have received pursuant to this paragraph), the number of such Redeemable Shares being the quotient of (i) the number of such balance of TSX Shares divided by (ii) the Exchange Ratio.

(d)

in consideration for the issuance by TSX of TSX Shares to MX Shareholders as provided in paragraph (c) above, Amalco shall cause TSX Newco to issue to TSX, in consideration for Amalco issuing to TSX Newco such number of Class C Common Shares as represents the value  (the "Value") of the TSX Shares so issued to MX Shareholders, such number of class B preferred shares of TSX Newco  having a total value of $100,000,000 and such number of class A common shares of TSX Newco as represents the balance of the Value.

5.1.2	Issued and Paid-up Share Capital
(a)

the amount to be added to the Issued and Paid-up Share Capital maintained in respect of the Class C Common Shares in connection with the issuance of Class C Common Shares by Amalco under the Amalgamation under 5.1.1(d) above on the Effective Date shall be obtained by:

(i)

adding together the Issued and Paid-up Share Capital of the issued and outstanding MX Shares and the Issued and Paid-up Share Capital of the class B common shares of TSX Subco immediately prior to the Amalgamation;

(ii)

deducting from the sum obtained under subparagraph (i) above an amount equal to the aggregate of the amount added to the Issued and Paid-up Share Capital of the Redeemable Shares issued under paragraph 5.1.1(c) above, as determined in paragraph 5.1.2(c) below; and

(iii)

multiplying the difference calculated under subparagraph (i) and subparagraph (ii) above by the ratio of the number of Class C Common Shares being issued under the Amalgamation to the total number of Class B Common Shares and Class C Common Shares being issued under the Amalgamation.

(b)

the amount to be added to the Issued and Paid-up Share Capital maintained in respect of the Class B Common Shares in connection with the issuance of Class B Common Shares by Amalco under the Amalgamation under 5.1.1(b) above on the Effective Date shall be obtained by:

(i)

adding together the Issued and Paid-up Share Capital of the issued and outstanding MX Shares and the Issued and Paid-up Share Capital of the class B common shares of TSX Subco immediately prior to the Amalgamation;

(ii)

deducting from the sum obtained under subparagraph (i) above an amount equal to the aggregate of the amount added to the Issued and Paid-up Share Capital of the Redeemable Shares issued under paragraph 5.1.1(c) above, as determined in paragraph 5.1.2(c) below; and

(iii)

multiplying the difference calculated under subparagraph (i) and subparagraph (ii) above by the ratio of the number of Class B Common Shares being issued under the Amalgamation to the total number of Class B Common Shares and Class C Common Shares being issued under the Amalgamation.

(c)

the amount to be added to the Issued and Paid-up Share Capital maintained in respect of the Redeemable Shares in connection with the issuance of Redeemable Shares under the Amalgamation under paragraph 5.1.1(c) above on the Effective Date shall be $39 per Redeemable Share.

(d)

for the purposes of the Income Tax Act (Canada) and any similar provincial enactment, the aggregate paid-up capital of Amalco shall be allocated first to the Redeemable Shares to the extent of $39 per Redeemable Share, then to the Class A Common Share to the extent of the paid-up capital of the presently issued and fully paid class A common share of TSX Subco and the balance to be allocated between the Class B Common Shares and Class C Common shares in proportion to the number of Class B Common Shares and Class C Common Shares being issued under the Amalgamation.

(e)

notwithstanding paragraph 5.1.2(c) above, if subsection 87(3) or any other provision of the Income Tax Act (Canada) would otherwise be applicable with the result that the amount of paid-up capital for the Redeemable Shares as determined for the purposes of the Income Tax Act (Canada) would be less than $39 per share, paragraph 5.1.2(c) above shall be read as if the reference therein to the amount of $39 was a reference to the amount that will result in such paid-up capital being equal to $39 per share taking into account subsection 87(3) or such other relevant provision of the Income Tax Act (Canada) and the amount that would otherwise be credited to the Issued and Paid-up Share Capital of the Class B Common Shares as determined by paragraph 5.1.2(b) above a nd, if necessary, the amount that would otherwise be credited to the Issued and Paid-up Share Capital of the Class C Common Shares as determined by paragraph 5.1.2(a) above, shall be reduced by the amount necessary to achieve this result.

5.1.3

In order to replace the fractional TSX Shares that would have otherwise been issued to MX Shareholders, TSX will distribute to the Depository, as agent for the MX Shareholders, such number of TSX Shares (the “Remaining TSX Shares”) as represents the sum of the fractional TSX Shares to which the MX Shareholders are otherwise entitled, rounded up to the next whole number of Remaining TSX Shares, and the Depository, as agent for the MX Shareholders, shall, as expeditiously as is commercially reasonable thereafter, sell the Remaining TSX Shares through the facilities of the Toronto Stock Exchange and pay the net proceeds of such sales, after brokerage sales commissions, to those MX Shareholders who are entitled to receive a fractional TSX Share based on their respective entitlements to Remaining TSX Shares.

5.1.4

Amalco or the Depository shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Amalco or the Depository are required to deduct and withhold with respect to the making of such payment under any provision of federal, provincial, state, local or other Tax Law of any applicable country or jurisdiction. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity by Amalco or the Depository, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the MX Shareholders in respect of which such deduction and withholding was made by Amalco or the Depository.

5.2	Redemption of Redeemable Shares

Each Redeemable Share issued pursuant to this Amalgamation Agreement shall be automatically redeemed by Amalco immediately following the Amalgamation. No certificates for the Redeemable Shares shall be issued to holders.

ARTICLE 6

TERMINATION

6.1	Termination

Without prejudice to any other rights or recourses of the parties hereto and notwithstanding any other provision hereof, this Agreement shall automatically terminate, without notice, immediately upon the termination of the Combination Agreement, and be of no further force or effect.

ARTICLE 7

GENERAL

7.1	Cooperation / Further Assurances

Each of the parties hereto agrees to cooperate in good faith and to take all reasonable steps and actions after the date hereof, as are not adverse to the party requested to take any such step or action, to complete the Amalgamation and the other transactions contemplated hereby. Each party hereto shall, from time to time, and at all times hereafter, at the request of another party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform, carry out or better evidence the terms and intent hereof.

7.2	Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Québec and the Laws of Canada applicable therein.

7.3	Forum; Jurisdiction

The parties hereby submit to the non-exclusive jurisdiction of the competent court in the judicial district of Montréal, Province of Québec for any dispute, disagreement, controversy or claim arising out of or in connection with the transactions contemplated by this Agreement.

7.4	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall be deemed to constitute one and the same instrument.

7.5	Time

Time shall be of the essence of this Agreement.

7.6	Amendments

This Agreement may not be modified, amended, altered or supplemented except in the manner contemplated herein and upon the execution and delivery of a written agreement executed by all parties.

7.7	Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

(Signatures on next page)

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

9189-7058 QUÉBEC INC.

Per:
Michael Ptasznik
Director

BOURSE DE MONTRÉAL INC./ MONTRÉAL EXCHANGE INC.

Per:
Luc Bertrand
President and Chief Executive Officer

TSX GROUP INC.

Per:
Michael Ptasznik
Co-Chief Executive Officer

1372434 ALBERTA ULC

Per:
Michael Ptasznik
Director

INTERVENTION

The undersigned hereby intervenes in this Agreement, acknowledges having taken cognizance of this Agreement and does hereby accept the terms hereof.

9190-1983 QUÉBEC INC.

Per:
Michael Ptasznik
Director

SCHEDULE A

Registraire
des entreprises
Québec

Statuts de fusion

Loi sur les compagnies (L.R.Q., c. C-38, partie IA)

Marquer la case d'un X
s'il s'agit d'une fusion simplifiée ☐

1. Nom - Inscrire le nom de la compagnie issue de la fusion et sa version s'il y a lieu.

Marquer la case d'un X si vous demandez un numéro matricule (compagnie à numéro) au lieu d'un nom. ☐

2. District judiciaire du Québec où la compagnie établit son siège - Inscrire le district judiciaire tel qu'établi dans la *Loi sur la division territoriale* (L.R.Q., c. D-11).
Vous pouvez vous renseigner au palais de justice ou auprès de Services Québec ou à l'adresse suivante : www.justice.gouv.qc.ca/francais/recherche/district.asp.

MONTRÉAL

3. Nombre précis ou nombres minimal et maximal d'administrateurs

MINIMUM: 3 MAXIMUM: 24

4. Date d'entrée en vigueur si elle est postérieure à celle du dépôt des statuts.

Année	Mois	Jour

5. Décrire le capital-actions autorisé et les limites imposées - Sauf indication contraire dans les statuts, la compagnie a un capital-actions illimité et ses actions sont sans valeur nominale. (Voir la section « Description du capital-actions » dans l'information générale.)

The annexed Appendix 1 is incorporated in this form

6. Restrictions sur le transfert des actions et autres dispositions, le cas échéant

The annexed Appendix 2 and Appendix 3 are incorporated in this form

7. Limites imposées à son activité, le cas échéant

N/A

8. Nom et numéro d'entreprise du Québec (NEQ) de chaque compagnie qui fusionne
Faire signer un administrateur autorisé vis-à-vis le nom de chaque compagnie.

	Nom des compagnies	Numéro d'entreprise du Québec (NEQ)	Signature de l'administrateur autorisé
1.	BOURSE DE MONTRÉAL INC.	1 1 4 9 6 0 9 9 4 4	
2.	9189-7058 QUÉBEC INC.	1 1 6 4 8 2 2 2 0 8	
3.		1 1	
4.		1 1	

Réservé à l'administration

Si l'espace prévu est insuffisant, joindre une annexe remplie en deux exemplaires, identifier la section correspondante et numéroter les pages s'il y a lieu.

**RETOURNER LES DEUX EXEMPLAIRES AVEC VOTRE PAIEMENT.
NE PAS TÉLÉCOPIER.**

Ministère du Revenu

LE-50.0.11.06 (2007-04)

APPENDIX 1 TO THE ARTICLES OF AMALGAMATION

OF BOURSE DE MONTRÉAL INC./ MONTRÉAL EXCHANGE INC.

DESCRIPTION OF SHARE CAPITAL

The company resulting from the amalgamation (the “Company”) between 9189-7058 Québec Inc. (“TSX Subco”) and Bourse de Montréal Inc./ Montréal Exchange Inc. (“MX”) (the “Amalgamation”) is authorized to issue an:

Unlimited number of class A common shares without par value (the “Class A Common Shares”);

Unlimited number of class B common shares without par value (the “Class B Common Shares”);

Unlimited number of class C common shares without par value (the “Class C Common Shares”); and

Unlimited number of redeemable preferred shares without par value (the “Redeemable Shares”);

I.	The Class A Common Shares, Class B Common Shares and Class C Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a)

Each Class A Common Share and each Class B Common Share shall entitle the holder thereof to one (1) vote at all meetings of the shareholders of the Company (except meetings at which only holders of another specified class of shares are entitled to vote pursuant to the provisions hereof or pursuant to the provisions of the Companies Act (hereinafter referred to as the “Act”)). The holders of the Class C Common Shares shall not be entitled to receive notice of, nor to attend or vote at meetings of the shareholders of the Company (except as required by the provisions hereof or by the Act).

(b)

The holders of the Class A Common Shares shall be entitled to receive non-cumulative dividends, as and when declared by the board of directors, subject to the rights, privileges, restrictions and conditions attaching to the Redeemable Shares and to any other class of shares ranking prior to the Class A Common Shares. Any dividends paid on the Class A Common Shares, when paid in money, shall be payable only in the lawful currency of Canada.

(c)

The board of directors may, in its discretion, declare dividends on the Class A Common Shares without having to concurrently declare dividends on the Class B Common Shares or on the Class C Common Shares.

(d)

The holders of the Class B Common Shares shall be entitled to receive non-cumulative dividends, as and when declared by the board of directors, subject to the rights, privileges, restrictions and conditions attaching to the Redeemable Shares and to any other class of shares ranking prior to the Class B Common Shares. Any dividends paid on the Class B Common Shares, when paid in money, shall be payable only in the lawful currency of Canada or in the lawful currency of the United States of America.

(e)

The board of directors may, in its discretion, declare dividends on the Class B Common Shares without having to concurrently declare dividends on the Class A Common Shares or on the Class C Common Shares.

(f)

The holder or holders of issued and outstanding Class B Common Shares shall have the option to convert all or part of their Class B Common Shares into Class A Common Shares, at the rate of one (1) Class A Common Share for each Class B Common Share converted.

(g)

The holder or holders of Class B Common Shares who wish to convert their shares into Class A Common Shares shall submit to the head office of the Company or the office of its transfer agent a written notice indicating the number of Class B Common Shares they wish to convert. Certificates representing Class B Common Shares submitted for conversion shall be attached to the notice which shall bear the signature of the persons mentioned in the register of securities of the Company as being the holders of the shares, or the signature of their duly authorized representatives. Upon receipt of the above-mentioned notice and certificates, the Company shall issue a certificate representing the Class A Common Shares resulting from the conversion. In the event of partial conversion of Class B Common Shares represented by the certificates tendered, the Company shall issue without charge a new certificate repr esenting the Class B Common Shares which were not converted.

(h)

On the date of conversion, the converted Class B Common Shares shall automatically become Class A Common Shares and the Company shall modify its issued and paid-up share capital account maintained for the Class A Common Shares and the Class B Common Shares according to the provisions of the Act.

(i)

The holders of the Class C Common Shares shall be entitled to receive non-cumulative dividends, as and when declared by the board of directors, subject to the rights, privileges, restrictions and conditions attaching to the Redeemable Shares and to any other class of shares ranking prior to the Class C Common Shares. Any dividends paid on the Class C Common Shares, when paid in money, shall be payable in the currency of any country.

(j)

The board of directors may, in its discretion, declare dividends on the Class C Common Shares without having to concurrently declare dividends on the Class A Common Shares or on the Class B Common Shares.

(k)

The holders of issued and outstanding Class C Common Shares shall have the option to convert all or part of their Class C Common Shares into Class B Common Shares, at the rate of one (1) Class B Common Share for each Class C Common Share converted.

(l)

The holder or holders of Class C Common Shares who wish to convert their shares into Class B Common Shares shall submit to the head office of the Company or the office of its transfer agent a written notice indicating the number of Class C Common Shares they wish to convert. Certificates representing Class C Common Shares submitted for conversion shall be attached to the notice which shall bear the signature of the persons mentioned in the register of securities of the Company as being the holders of the shares, or the signature of their duly authorized representatives. Upon receipt of the above-mentioned notice and certificates, the Company shall issue a certificate representing the Class B Common Shares resulting from the conversion. In the event of partial conversion of Class C Common Shares represented by the certificates tendered, the Company shall issue without charge a new certificate repr esenting the Class C Common Shares which were not converted.

(m)

On the date of conversion, the converted Class C Common Shares shall automatically become Class B Common Shares and the Company shall modify its issued and paid-up share capital account maintained for the Class B Common Shares and the Class C Common Shares according to the provisions of the Act.

(n)

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of assets of the Company among shareholders for the purpose of winding-up its affairs, subject to the rights, privileges, restrictions and conditions attaching to the Redeemable Shares and to any other class of shares ranking prior to the Class A Common Shares, the Class B Common Shares or the Class C Common Shares, the holders of the Class A Common Shares, the holders of the Class B Common Shares and the holders of the Class C Common Shares shall be entitled to receive the remaining property of the Company; the Class A Common Shares, the Class B Common Shares and the Class C Common Shares shall rank equally on a per share basis with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or in voluntary, or any other distribution of the assets of the Company among shareholders for the purpose of winding-up its affairs.

II.	The Redeemable Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a)

Subject to the provisions of the Act or as otherwise expressly provided herein, the holders of the Redeemable Shares shall not be entitled to receive notice of, nor to attend or vote at meetings of the shareholders of the Company.

(b)

Subject to the provisions of the Act, the Company shall, immediately after the issuance of the Redeemable Shares to holders under the Amalgamation (the “Amalgamation Redemption Date”) and, in the case of any Redeemable Shares issued subsequent to the Amalgamation Redemption Date, immediately after the issuance of such Redeemable Shares (such time and the Amalgamation Redemption Date to be collectively referred to as the “Redemption Date”), redeem the Redeemable Shares and pay the Aggregate Redemption Amount (as hereinafter defined) in accordance with Subsection (ii), as follows:

(i)

Notice. Except as hereinafter provided or as otherwise determined by the Company, no notice of redemption or other act or formality on the part of the Company shall be required to call the Redeemable Shares for redemption.

(ii)

Delivery of Aggregate Redemption Amount. On or before the Redemption Date, the Company shall deliver or cause to be delivered to CIBC Mellon Trust Company (the “Depository”) at its principal office in the City of Toronto, $39 (the “Redemption Amount”) in respect of each Redeemable Share to be redeemed (the “Aggregate Redemption Amount”). Delivery to and receipt by the Depository of the Aggregate Redemption Amount in such a manner, shall be a full and complete discharge of the Company’s obligation to deliver the Aggregate Redemption Amount to the holders of Redeemable Shares.

(iii)

Payment of Aggregate Redemption Amount. From and after the Redemption Date, (i) the Depository shall pay and deliver or cause to be paid and delivered to the order of the respective holders of the Redeemable Shares, by way of cheque, on presentation and surrender at the office of the Depository in the City of Toronto or in the City of Montréal of the certificate representing the common shares of the Company’s predecessor, MX, which were converted into Redeemable Shares upon the Amalgamation and the holder’s letter of transmittal or such other documents as the Company or the Depository may, in its discretion, consider acceptable, or, if such Redeemable Shares were issued subsequent to the Amalgamation, on presentation and surrender of the certificate representing such Redeemable Shares, the Aggregate Redemption Amount payable and deliverable to such holders, respectively, and (ii) the holders of Redeemable Shares shall not be entitled to exercise any of the rights of shareholders in respect thereof except to receive from the Depository the Redemption Amount therefor unless payment of the aforesaid Aggregate Redemption Amount has not been made in accordance with the foregoing provisions, in which case the rights of such shareholder will remain unaffected. Under no circumstances will interest on the Redemption Amount be payable by the Company or the Depository whether as a result of any delay in paying the Redemption Amount or otherwise.

(iv)

Discharge of obligations. Immediately after the Amalgamation or the issuance of the Redeemable Shares in the event they are issued subsequent to the Amalgamation, and subject to the delivery to and receipt by the Depository of the Aggregate Redemption Amount pursuant to Subsection (ii) above, each Redeemable Share shall irrevocably be deemed to be redeemed and cancelled, the Company shall be fully and completely discharged from its obligations with respect to the payment of the Aggregate Redemption Amount to such holders of Redeemable Shares, and the rights of such holders shall be limited to receiving from the Depository the Redemption Amount payable to them on presentation and surrender of the said certificates held by them or other documents as specified above. Subject to the requirements of applicable law with respect to unclaimed property, if the Aggregate Red emption Amount has not been fully claimed in accordance with the provisions hereof within six years of the Redemption Date, the unclaimed Redemption Amount shall be forfeited to the Company.

(v)

Lost certificates. In the event any certificate which, immediately prior to the Redemption Date, represented one or more common shares of the Company’s predecessor, MX, which were converted into Redeemable Shares upon the Amalgamation and redeemed immediately after pursuant to this Subsection (b) shall have been lost, stolen or destroyed, the Depository shall, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, issue in exchange for such lost, stolen or destroyed certificate, a cheque for the Redemption Amount deliverable in accordance with such holder’s letter of transmittal. When authorizing such issuance or payment in exchange for the lost, stolen or destroyed certificate, the holder to whom cash is to be issued or delivered shall, as a condition precedent to the issuance or payment ther eof, give a bond satisfactory to the Company and the Depository in connection with any claim that may be made against the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

(c)

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of the property or assets of the Company among shareholders for the purpose of winding-up its affairs, and subject to the extinguishment of the rights of holders of Redeemable Shares upon satisfaction of the Redemption Amount in respect of each Redeemable Share, the holders of the Redeemable Shares shall be entitled to receive and the Company shall pay to such holders, in preference and priority to any distribution of any property or assets of the Company to the holders of the Class A Common Shares, the Class B Common Shares and the Class C Common Shares or any other shares ranking junior to the Redeemable Shares, an amount equal to the Redemption Amount for each Redeemable Share held by them respectively and no more. After payment to the holders of Redeemable Shares of the amounts so payable to them as hereinbefore provided, they shall not be entitled to share in any further distribution of the property and assets of the Company.

(d)	The amount of $39 is the amount specified in respect of each Redeemable Share for purposes of Subsection 191(4) of the Income Tax Act (Canada).

(e)

The Redeemable Shares shall not be convertible, no share having the same rank as or a higher rank than the Redeemable Shares may be created and the provisions relating to the Redeemable Shares or relating to other classes of shares may not be modified so as to confer on such shares rights or privileges that are equal to or greater than those attached to the Redeemable Shares, unless such conversion, creation or modification has been approved by written resolution signed by all holders of Redeemable Shares, or by the vote of not less than ⅔ of the Redeemable Shares represented by their holders who are present or represented at a special meeting of such holders convened for such purpose.

APPENDIX 2 TO THE ARTICLES OF AMALGAMATION

OF BOURSE DE MONTRÉAL INC./ MONTRÉAL EXCHANGE INC.

RESTRICTIONS ON TRANSFER OF SHARES AND OTHER PROVISIONS

(1)

Effective immediately after the Redemption Date, no securities of the Company, other than non-convertible debt securities, shall be transferred without the approval of the directors evidenced by a resolution duly adopted by them.

(2)	The directors may, when they deem it expedient:

(a)	borrow money upon the credit of the Company;

(b)	issue debentures or other securities of the Company, and pledge or sell the same for such sums and at such prices as may be deemed expedient;

(c)	hypothecate the immovable and movable property or otherwise affect the movable property of the Company.

(3)	Subject to the provisions of the Act, the shareholders may participate and vote at a shareholders' meeting by any means allowing all the participants to communicate with each other.

(4)	Subject to the provisions of the Act, the annual meeting of the shareholders may be held outside Québec.

(5)	Subject to the provisions of the Act, the election of the directors may be held outside Québec.

APPENDIX 3 TO THE ARTICLES OF AMALGAMATION

OF BOURSE DE MONTRÉAL INC./ MONTRÉAL EXCHANGE INC.

CONVERSION PROVISIONS

1.	Upon the Amalgamation:

(a)

the one (1) issued and outstanding class A common share, having no par value, of TSX Subco shall be converted into one (1) issued and fully paid and non- assessable Class A Common Share, such Class A Common Share having an issued and paid-up share capital equal to the issued and paid-up share capital of the presently issued and fully paid class A common share of TSX Subco;

(b)	each issued and outstanding class B common share, having no par value, of TSX Subco shall be converted share for share into one (1) issued and fully paid and non-assessable Class B Common Share;

(c)

the common shares of MX (the “MX Shares”) outstanding immediately prior to the date shown on the certificate of amalgamation (the “Effective Date”) issued by the enterprise registrar acting under the Act attesting the Amalgamation shall, at the election of each holder thereof, either be: (i) cancelled and the holder thereof shall receive in exchange such number of duly authorized, fully- paid and non-assessable common shares of TSX (the “TSX Shares”) equal to the product of the number of such MX Shares held by such holder multiplied by a ratio (the “Exchange Ratio”) of 0.7784 TSX Share for each MX Share (the “Share Alternative”); or (ii) converted into such number of duly authorized, fully-paid and non-assessable Redeemable Shares as is equal to the number of such MX Shares held by such holder, which Redeemable Shares shall be redeemed immediately following the Amalgamation by the Company in consideration for $39 per share (the “Cash Alternative”), in each case subject to pro-ration as provided below; provided that: (x) no fractional TSX Shares will be issued under the Amalgamation, and any resulting fractional TSX Share shall be rounded down, to the closest whole number, and the shareholder of MX (the “MX Shareholder”, all the shareholders of MX being collectively referred to as the “MX Shareholders”) will receive the net cash proceeds of such fractional TSX Share as set forth in Section 3; (y) the maximum number of Redeemable Shares issuable to MX Shareholders under the Amalgamation will be 10,979,487 Redeema ble Shares and the maximum amount of cash payable by the Company on redemption of Redeemable Shares shall be $428,200,000 (the “Maximum Cash Consideration”); and (z) the maximum number of TSXShares issuable to MX Shareholders under the Amalgamation will be 15,346,000 TSX Shares (the “Maximum Share Consideration”).

9 -

Any MX Shareholder who fails to complete a letter of transmittal and notice of guaranteed delivery, if applicable, or who does not properly elect either the Share Alternative or the Cash Alternative in the letter of transmittal and notice of guaranteed delivery, if applicable, with respect to any MX Shares deposited by such MX Shareholder in connection with the Amalgamation will be deemed to have elected the Cash Alternative.

If the aggregate cash consideration that would otherwise be payable by the Company to MX Shareholders upon redemption of the Redeemable Shares who elect (or are deemed to have elected) the Cash Alternative in respect of their MX Shares exceeds the Maximum Cash Consideration, the amount of cash consideration available to those MX Shareholders who have so elected (or are deemed to have elected) the Cash Alternative will be allocated pro-rata (on a per share basis) among such MX Shareholders in an amount equal to the aggregate amount of the cash sought by each such MX Shareholder upon redemption of the Redeemable Shares who so elected (or is deemed to have elected) the Cash Alternative multiplied by a fraction, the numerator of which is the Maximum Cash Consideration, and the denominator of which is the aggregate amount of cash consideration sought by those MX Shareholders upon r edemption of the Redeemable Shares who elected (or are deemed to have elected) the Cash Alternative in respect of their MX Shares, and each such MX Shareholder will receive TSX Shares as consideration for any cash balance which exceeds the amount of cash so allocated to the MX Shareholder, the number of such TSX Shares being the quotient of (i) the total cash balance divided by (ii) $50.10, and, with respect to any resulting fractional TSX Share, the MX Shareholder will receive the net cash proceeds of such fractional TSX Share as set forth in Section 3. If the number of TSX Shares that would otherwise be issuable to MX Shareholders who elect the Share Alternative in respect of their MX Shares exceeds the Maximum Share Consideration, the number of TSX Shares available to those MX Shareholders who have so elected the Share Alternative will be allocated pro-rata (on a per share basis) among such MX Shareholders in an amount equal to the number of TSX Shares sought by each such MX Shareholder who so elected the Share Alternative multiplied by a fraction, the numerator of which is the Maximum Share Consideration and the denominator of which is the aggregate number of TSX Shares sought by those MX Shareholders who elected the Share Alternative in respect of their MX Shares in connection with the Amalgamation, rounded down to the nearest whole number, and each such MX Shareholder will receive Redeemable Shares as consideration for any balance which exceeds the number of TSX Shares allocated to the MX Shareholder (or cash in lieu of any fractional Redeemable Share that the MX Shareholder would otherwise have received pursuant to this paragraph), the number of such Redeemable Shares being the quotient of (i) the number of such balance of TSX Shares divided by (ii) the Exchange Ratio.

(d)

in consideration for the issuance by TSX of TSX Shares to MX Shareholders as provided in paragraph 1(c) above, the Company shall cause 1372434 Alberta ULC (“Newco”) to issue to TSX, in consideration for the Company issuing to Newco such number of Class C Common Shares as represents the value (the “Value”) of the TSX Shares so issued to MX Shareholders, such number of class B preferred shares of Newco having a total value of $100,000,000 and such number of class A common shares of Newco as represents the balance of the Value.

2.	Issued and paid-up share capital

(a)

the amount to be added to the issued and paid-up share capital maintained in respect of the Class C Common Shares in connection with the issuance of Class C Common Shares by the Company under the Amalgamation under 1(d) above on the Effective Date shall be obtained by:

(i)

adding together the issued and paid-up share capital of the issued and outstanding MX Shares and the issued and paid-up share capital of the class B common shares of TSX Subco immediately prior to the Amalgamation;

(ii)

deducting from the sum obtained under subparagraph (i) above an amount equal to the aggregate of the amount added to the issued and paid-up share capital of the Redeemable Shares issued under paragraph 1(c) above, as determined in paragraph 2(c) below; and

(iii)

multiplying the difference calculated under subparagraph (i) and subparagraph (ii) above by the ratio of the number of Class C Common Shares being issued under the Amalgamation to the total number of Class B Common Shares and Class C Common Shares being issued under the Amalgamation.

(b)

the amount to be added to the issued and paid-up share capital maintained in respect of the Class B Common Shares in connection with the issuance of Class B Common Shares by the Company under the Amalgamation under 1(b) above on the Effective Date shall be obtained by:

(i)

adding together the issued and paid-up share capital of the issued and outstanding MX Shares and the issued and paid-up share capital of the class B common shares of TSX Subco immediately prior to the Amalgamation;

(ii)

deducting from the sum obtained under subparagraph (i) above an amount equal to the aggregate of the amount added to the issued and paid-up share capital of the Redeemable Shares issued under paragraph 1(c) above, as determined in paragraph 2(c) below; and

(iii)

multiplying the difference calculated under subparagraph (i) and subparagraph (ii) above by the ratio of the number of Class B Common Shares being issued under the Amalgamation to the total number of Class B Common Shares and Class C Common Shares being issued under the Amalgamation,

(c)

the amount to be added to the issued and paid-up share capital maintained in respect of the Redeemable Shares in connection with the issuance of Redeemable Shares under the Amalgamation under paragraph 1(c) above on the Effective Date shall be $39 per Redeemable Share.

(d)

for the purposes of the Income Tax Act (Canada) and any similar provincial enactment, the aggregate paid-up capital of the Company shall be allocated first to the Redeemable Shares to the extent of $39 per Redeemable Share, then to the Class A Common Share to the extent of the paid-up capital of the presently issued and fully paid class A common Share of TSX Subco and the balance to be allocated between the Class B Common Shares and Class C Common shares in proportion to the number of Class B Common Shares and Class C Common Shares being issued under the Amalgamation.

(e)

notwithstanding paragraph 2(c) above, if subsection 87(3) or any other provision of the Income Tax Act (Canada) would otherwise be applicable with the result that the amount of paid-up capital for the Redeemable Shares as determined for the purposes of the Income Tax Act (Canada) would be less than $39 per share, paragraph 2(c) above shall be read as if the reference therein to the amount of $39 was a reference to the amount that will result in such paid-up capital being equal to $39 per share taking into account subsection 87(3) or such other relevant provision of the Income Tax Act (Canada) and the amount that would otherwise be credited to the issued and paid-up share capital of the Class B Common Shares as determined by paragraph 2(b) above and, if neces sary, the amount that would otherwise be credited to the issued and paid-up share capital of the Class C Common Shares as determined by paragraph 2(a) above, shall be reduced by the amount necessary to achieve this result.

3.

In order to replace the fractional TSX Shares that would have otherwise been issued to MX Shareholders, TSX will distribute to the Depository, as agent for the MX Shareholders, such number of TSX Shares (the “Remaining TSX Shares”) as represents the sum of the fractional TSX Shares to which the MX Shareholders are otherwise entitled, rounded up to the next whole number of Remaining TSX Shares, and the Depository, as agent for the MX Shareholders, shall, as expeditiously as is commercially reasonable thereafter, sell the Remaining TSX Shares through the facilities of the Toronto Stock Exchange and pay the net proceeds of such sales, after brokerage sales commissions, to those MX Shareholders who are entitled to receive a fractional TSX Share based on their respective entitlements to Remaining TSX Shares.

SCHEDULE B

BOURSE DE MONTRÉAL INC.

GENERAL BY-LAWS

ARTICLE 1

DEFINITIONS

SECTION 1.1               DEFINITIONS In this by-law and all other by-laws of the Company, unless the context otherwise requires:

(a)

“Act” means the Companies Act (Quebec) (R.S.Q. 1977, c. C-38), as amended by the Act modifying the Companies Act and other statutory dispositions, S.Q. 1979, c. 31, as from time to time further amended, and every statute that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Company to any provision of the Act shall be read as referring to the amended or substituted provisions therefor;

(b)	“approved participant” refers to a firm or other person that has entered into an agreement with the Company to access the trading facilities of its markets;
(c)	“articles” means the articles of amalgamation of the Company attached to the certificate of amalgamation dated •, as from time to time amended;
(d)	“by-laws” means these general by-laws and any other by-law of the Company from time to time in force and effect;
(e)

words importing the singular number shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders and vice-versa; words importing persons shall include bodies corporate, corporations, companies, partnerships, syndicates, trusts and any number or aggregate of individuals;

(f)

the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms of provisions; and

(g)	all terms contained in the by-laws and which are defined in the Act shall have the meanings given to such terms in the Act.

In the case of any conflict between the Act, the unanimous shareholder agreement, if any, the articles and the by-laws of the Company, the Act shall prevail over the unanimous shareholder agreement, the articles and the by-laws, the unanimous shareholder agreement shall prevail over the articles and the by-laws and the articles shall prevail over the by-laws.

ARTICLE 2

SHAREHOLDERS

SECTION 2.1              ANNUAL MEETINGS Subject to the Act, the annual meeting of shareholders of the Company shall be held at such place, on such date and at such time as the Board of Directors may determine from time to time, in or outside the Province of Québec. Annual meetings of shareholders may be called at any time by order of the Board of Directors, the Chairman of the Board or, provided they are directors of the Company, the President or any Vice-President.

SECTION 2.2               SPECIAL GENERAL MEETINGS Subject to the Act, special general meetings of shareholders shall be held at such place, in or outside the Province of Québec, on such date and at such time as the Board of Directors may determine from time to time or at any place where all the shareholders of the Company entitled to vote thereat are present in person or represented by proxy or at such other place as all the shareholders of the Company shall approve in writing.

Special general meetings of shareholders may be called at any time by order of the Board of Directors, the Chairman of the Board or, provided they are directors of the Company, the President or any Vice-President.

SECTION 2.3               NOTICE OF MEETING Notice specifying the place, date, time and purpose of any meeting of shareholders shall be given to all the shareholders entitled thereto at least 15 days prior to the date fixed for the meeting. The notice may be mailed, postage prepaid, to the shareholders at their respective addresses as they appear on the books of the Company or delivered by hand or transmitted by any means of telecommunication.

If the convening of a meeting of shareholders is a matter of urgency, notice of such meeting may be given not less than 72 hours before such meeting is to be held.

In the case of joint holders of a share or shares, the notice of meeting shall be given to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

Irregularities in the notice or in the giving thereof as well as the unintentional omission to give notice to, or the non-receipt of any such notice by, any of the shareholders shall not invalidate any action taken by or at any such meeting. Furthermore, the involuntary omission of the general nature of an item of business which should have been mentioned in the notice of the meeting as being on the agenda of the meeting, does not prevent such item of business from being considered and voted upon at the meeting, unless a shareholder suffers prejudice or his interests are injured as a result. A certificate signed by the secretary or any other duly authorized officer of the Company or any registrar or transfer agent for shares of the Company, shall constitute conclusive evidence of the expedition of a notice of meeting to the shareholders and the shareholders shall be bound by such certificate.

SECTION 2.4              CHAIRMAN The Chairman of the Board, or, in his absence, the President, if he is a director, or, in his absence, one of the Vice-Presidents who is a director of the Company (to be designated by the meeting in the event of more than one such Vice-President being present) shall preside at all meetings of shareholders.

If all of the aforesaid officers be absent or decline to act, the persons present and entitled to vote may choose one of their number to act as chairman of the meeting. In the event of an equality of votes, the chairman of any meeting shall not be entitled to a casting vote in respect of any matter submitted to the vote of the meeting.

SECTION 2.5                QUORUM, VOTING AND ADJOURNMENTS Holders of not less than 51% of the outstanding shares of the share capital of the Company carrying voting rights at such meeting, present in person or represented by proxy; shall constitute a quorum for any meeting of shareholders of the Company.

The acts of the holders of a majority of the shares so present or represented and carrying voting rights thereat shall be the acts of all the shareholders except as to matters on which the vote or consent of the holders of a greater number of shares is required or directed by the Act, the articles or the by-laws of the Company.

Should a quorum not be present at any meeting of shareholders, those present in person and entitled to be counted for the purpose of forming a quorum shall have power to adjourn the meeting from time to time and from place to place without notice other than announcement at the meeting until a quorum shall be present. At any such adjourned meeting, provided a quorum is present, any business may be transacted which might have been transacted at the meeting adjourned.

SECTION 2.6               RIGHT TO VOTE At all meetings of shareholders, each shareholder present and entitled to vote thereat shall have on a show of hands one vote and, upon a poll, each shareholder present in person or represented by proxy shall be entitled to one vote for each share carrying voting rights registered in his name in the books of the Company unless, under the terms of the articles of the Company some other scale of voting is fixed, in which event such scale of voting shall be adopted. Any shareholder or proxy may demand a ballot (either before or on the declaration of the result of a vote upon a show of hands) in respect of any matter submitted to the vote of the shareholders. However, no shareholder in arrears in respect of any call may vote at a shar eholders' meeting.

In the case of joint holders of a share or shares, any one of the joint holders present at a meeting of shareholders has the right, in the absence of the other or others, to vote in respect of such share or shares, but if more than one of such persons are present or represented by proxy and vote, they shall vote together as one on the share or shares jointly held by them.

SECTION 2.7              SCRUTINEERS The chairman at any meeting of shareholders may appoint one or more persons, who need not be shareholders, to act as scrutineer or scrutineers at the meeting.

SECTION 2.8               ADDRESSES OF SHAREHOLDERS Every shareholder shall furnish to the Company an address to which all notices intended for such shareholder shall be given, failing which, any such notice may be given to him at any other address appearing on the books of the Company. If no address appears on the books of the Company, such notice may be sent to such address as the person sending the notice may consider to be the most likely to result in such notice promptly reaching such shareholder.

SECTION 2.9               RESOLUTION IN WRITING IN LIEU OF MEETING. A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.

A copy of every such resolution shall be kept with the minutes of the meetings of shareholders.

SECTION 2.10           PARTICIPATION BY TELEPHONE. Subject to the Act, the shareholders of the Company may participate and vote at a shareholders' meeting by any means allowing all the participants to communicate with each other.

ARTICLE 3

BOARD OF DIRECTORS

SECTION 3.1               ELECTION OF DIRECTORS AND TERM OF OFFICE Except as herein otherwise provided, each director shall be elected at an annual meeting of shareholders or at any special general meeting of shareholders called for that purpose, by a majority of the votes cast in respect of such election. It shall not be necessary that the voting for the election of directors of the Company be conducted by ballot unless voting by ballot is requested by a shareholder or proxy. Each director so elected shall hold office until the election of his successor unless he shall resign or his office become vacant by death, removal or by ceasing to be qualified to act as a director.

SECTION 3.2               ACTS OF DIRECTORS All acts done by the directors or by any person acting as a director, until their successors have been duly elected or appointed, shall, notwithstanding that it be afterwards discovered that there was some defect in the election of the directors or such person acting as aforesaid or that they or any of them were disqualified, be as valid as if the directors or such other person, as the case may be, had been duly elected and were qualified to be directors of the Company.

SECTION 3.3               POWER TO ALLOT STOCK AND GRANT OPTIONS Subject to the provisions of the articles of the Company, the shares of the Company shall be at all times under the control of the directors who may by resolution, from time to time, accept subscriptions, allot, issue, grant options in respect of or otherwise dispose of the whole, or any part of the unissued shares of the share capital of the Company on such terms and conditions, for such consideration not contrary to the Act or to the articles of the Company and at such times prescribed in such resolutions. The directors may, from time to time, make calls upon the shareholders in respect of any moneys unpaid upon their shares. Each shareholder shall pay the amount called on his shares at the time and plac e fixed by the directors.

SECTION 3.4               POWER TO DECLARE DIVIDENDS The directors may from time to time as they may deem advisable, declare and pay dividends, in species or in kind, out of any funds or property available for dividends to the shareholders according to their respective rights and interest therein.

Any dividend in specie may be paid by cheque made payable to and mailed to the address on the books of the Company of the shareholder entitled thereto and in the case of joint holders to that one of them whose name stands first in the books of the Company, and the mailing of such cheque shall constitute payment unless the cheque is not paid upon presentation.

The directors may provide that the amount of any dividend lawfully declared shall be paid, in whole or in part, in fully paid and non-assessable shares in the capital stock of the Company.

Before declaring a dividend or a distribution of profits of the Company, the directors may transfer such sums as they may in their discretion decide to one or several reserve funds which may be used at the discretion of the directors for all purposes for which the profits of the Company may be legally applied.

SECTION 3.5               PLACE OF MEETINGS AND NOTICES All meetings of the Board of Directors shall be held at such place, on such date and at such time as may be determined from time to time by the Board of Directors or at any place where all the directors are present.

Any meeting of the Board of Directors may be called at any time by or on the order of the Chairman of the Board or, provided they are directors of the Company, the President or any Vice-President or by any two directors.

Notice specifying the place, date and time of any meeting of the Board of Directors shall be given to each of the directors, at least 48 hours prior to the date fixed for such meeting. The notice may be mailed, postage prepaid, to each director at his residence or usual place of business, or delivered by hand or transmitted by any means of telecommunication.

In any case where the convening of a meeting of directors is a matter of urgency, notice of such meeting may be given not less than 1 hour before such meeting is to be held.

Notwithstanding any other provisions of this Section 3.5, immediately after the annual meeting of shareholders in each year, a meeting of such of the newly elected directors as are then present shall be held, provided they shall constitute a quorum, without further notice, for the election or appointment of officers of the Company and the transaction of such other business as may come before them.

The powers of the Board of Directors may be exercised by a meeting at which a quorum is present and at which the questions shall be decided by a majority of votes cast or by resolution in writing signed by all directors who would have been entitled to vote on that resolution at a meeting of the Board of Directors. A copy of every such resolution shall be kept with the minutes of the proceedings of the board of directors.

SECTION 3.6               CHAIRMAN The Chairman of the Board or, in his absence, the President, if he is a director, or, in his absence, one of the Vice-Presidents who is a director of the Company (to be designated by the meeting in the event of more than one such Vice-President being present) shall preside at all meetings of the directors. If all of the aforesaid officers are absent or decline to act, the directors present may choose one of their number to act as chairman of the meeting. In the event of an equality of votes, the chairman of any meeting shall be entitled to cast one vote as a director, but not a second or casting vote in respect of any matter submitted to the vote of the meeting.

SECTION 3.7	QUORUM A majority of the directors in office shall constitute a quorum.

SECTION 3.8              ADJOURNMENT Any meeting of the board of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to such time and place as he may fix. No notice of an adjourned meeting need be given to any director. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

SECTION 3.9               VACANCIES AND RESIGNATION In the case of a vacancy occurring in the Board of Directors, the directors then in office, by the affirmative vote of a majority of said remaining directors, so long as a quorum of the Board remains in office, may from time to time and at any time fill such vacancy for the remainder of the term.

ARTICLE 4

COMMITTEES

SECTION 4.1               COMMITTEES OF THE BOARD The Board of Directors may appoint from their number one or more committees of the Board of Directors, however designated, and delegate to any such committee any of the powers of the Board of Directors except those which pertain to items which, under the Act, a committee of the Board of Directors has no authority to exercise.

SECTION 4.2              TRANSACTION OF BUSINESS The powers of a committee of the Board of Directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at such place or places designated in Section 3.5.

SECTION 4.3               ADVISORY BODIES The Board of Directors may from time to time appoint such advisory bodies as it may deem advisable.

SECTION 4.4               PROCEDURE Unless otherwise determined by the Board of Directors, each committee and advisory body shall have power to fix its quorum at not less than a majority of its members, to elect its chairman, and to regulate its procedure.

SECTION 4.5               LIMITS ON AUTHORITY The Board of Directors may not delegate to any committee the authority to:

(a)	Submit to the shareholders any question or matter requiring the approval of the shareholders;
(b)

Fill a vacancy among the directors or in the office of auditor or appoint or remove any of the chief executive officer, however designated, the chief financial officer, however designated, the chairman or the president of the Company;

(c)	Issue securities except in the manner and on the terms authorized by the directors;
(d)	Declare dividends;
(e)	Purchase, redeem or otherwise acquire shares issued by the Company;
(f)	Approve a take-over bid circular, directors’ circular, or issuer bid circular referred to in the Securities Act (Québec);
(g)	Approve any financial statements referred to in the Securities Act (Québec); or
(h)	Adopt, amend or repeal by-laws;

ARTICLE 5

OFFICERS

SECTION 5.1               OFFICERS The directors shall elect or appoint a President, shall appoint a Secretary and may also elect or appoint as officers a Chairman of the Board, one or more Vice-Presidents, one or more Assistant-Secretaries, a Treasurer and one or more Assistant-Treasurers. Such officers shall be elected or appointed at the first meeting of the Board of Directors after each annual meeting of shareholders. There may also be appointed such other officers as the Board of Directors may from time to time deem necessary. Such officers shall respectively perform such duties; in addition to those specified in the by-laws of the Company, as shall from time to time be prescribed by the Board of Directors. The same person may hold more than one office, provided, h owever, that the same person shall not hold the office of President and Vice-President. None of such officers except the Chairman of the Board, need be a director of the Company.

SECTION 5.2                CHAIRMAN OF THE BOARD The Chairman of the Board, if any, shall preside at all meetings of directors and shareholders of the Company and he shall have such other powers and duties as the Board of Directors may determine from time to time.

SECTION 5.3               PRESIDENT The President shall be the chief executive officer of the Company and shall exercise a general control of and supervision over its affairs. He shall have such other powers and duties as the Board of Directors may determine from time to time.

SECTION 5.4              VICE-PRESIDENT OR VICE-PRESIDENTS The Vice-President or Vice-Presidents shall have such powers and duties as may be determined by the Board of Directors from time to time. In case of the absence, disability, refusal or omission to act of the President, a Vice-President designated by the directors may exercise the powers and perform the duties of the President and, if such Vice-President exercises any of the powers or performs any of the duties of the President, the absence, disability, refusal or omission to act of the President shall be presumed.

SECTION 5.5               TREASURER AND ASSISTANT-TREASURERS The Treasurer shall have general charge of the finances of the Company. He shall render to the Board of Directors, whenever directed by the Board and as soon as possible after the close of each financial year, an account of the financial condition of the Company and of all his transactions as Treasurer. He shall have charge and custody of and be responsible for the keeping of the books of account required under the laws governing the Company. He shall perform all the acts incidental to the office of Treasurer or as may be determined by the Board of Directors from time to time.

Assistant-Treasurers shall perform any of the duties of the Treasurer delegated to them from time to time by the Board of Directors or by the Treasurer.

SECTION 5.6               SECRETARY AND ASSISTANT-SECRETARIES The Secretary shall attend to the giving of all notices of the Company and. shall keep the records of all meetings and resolutions of the shareholders and of the Board of Directors in a book to be kept for that purpose. He shall keep in safe custody the seal of the Company, if any. He shall have charge of the books containing the names and addresses of the shareholders and directors of the Company and such other books and papers as the Board of Directors may direct. He shall perform such other duties incidental to his office or as may be required by the Board of Directors from time to time.

Assistant-Secretaries shall perform any of the duties of the Secretary delegated to them from time to time by the Board of Directors or by the Secretary.

SECTION 5.7               SECRETARY-TREASURER Whenever the Secretary shall also be the Treasurer he may, at the option of the Board of Directors, be designated the “Secretary-Treasurer”.

SECTION 5.8               REMOVAL The Board of Directors may, subject to the law and the provisions of any contract, remove and discharge any officer of the Company at any meeting called for that purpose and may elect or appoint any other person in such officer’s stead.

ARTICLE 6

SHARE CAPITAL

SECTION 6.1               SHARE CERTIFICATES Certificates representing shares of the share capital of the Company shall be approved by the Board of Directors. Share certificates shall bear the signatures of two directors or two officers of the Company or of one director and one officer of the Company.

SECTION 6.2               TRANSFER OF SHARES A register of transfers containing the date and particulars of all transfers of shares of the share capital of the Company shall be kept either at the head office or at such other office of the Company or at such other place in the Province of Québec as may be determined, from time to time, by resolution of the Board of Directors. One or more branch registers of transfers may be kept at any office of the Company or any other place within the Province of Québec or elsewhere as may from time to time be determined by resolution of the Board of Directors.

The date and particulars of all transfers of shares contained in a branch register of transfers must also be entered in the register of transfers. Such register of transfers and branch registers of transfers shall be kept by the Secretary or by such other officer or officers as may be specially charged with this duty or by such agent or agents as may be appointed from time to time for that purpose by resolution of the Board of Directors.

Registration of a transfer of shares of the capital of the Company in the register of transfers shall constitute a complete and valid transfer. Subject to any provision to the contrary contained in the Act, no transfer of shares of the capital of the Company shall be valid for any purpose until entry thereof is duly made in the register of transfers or in a branch register of transfers. The directors may refuse to register any transfer of shares belonging to any shareholder who is indebted to the Company. A share may not be transferred without the consent of the directors if its price has not been fully paid. No share shall be transferable until all calls payable thereon up to the time of transfer have been fully paid.

Entry of the transfer of any share of the share capital of the Company may be made in the register of transfers or in a branch register of transfers regardless of where the certificate representing the share to be transferred shall have been issued.

If the shares of the share capital of the Company to be transferred are .represented by a certificate, the transfer of such shares shall not be entered in the register of transfers or the branch register of transfers unless or until the certificate representing the shares to be transferred has been duly endorsed and surrendered for cancellation. If no certificate has been issued by the Company in respect of such share, the transfer of such shares shall not be entered in the register of transfers or the branch register of transfers unless and until a duly executed share transfer power in respect thereof has been presented for registration.

SECTION 6.3              TRANSFER AGENTS AND REGISTRARS The Board of Directors may appoint or remove from time to time transfer agents or registrars of transfers of shares of the share capital of the Company and, subject to the laws governing the Company, make regulations generally, from time to time, with reference to the transfer of the shares of the share capital of the Company. Upon any such appointment being made, all certificates representing shares of the share capital of the Company thereafter issued shall be countersigned by one of such transfer agents or one of such registrars of transfers and shall not be valid unless so countersigned.

SECTION 6.4                REPLACEMENT OF CERTIFICATES. Where a shareholder declares under oath to the Company or the registrar, a branch registrar, transfer agent or a branch transfer agent of the Company, that the share certificate which he held has been destroyed, stolen or lost, and describes the circumstances under which this occurred, and provides, if so required, a bond against any loss for which the Company may be held responsible with regard to the issue of a new certificate, the president, or vice-president, the secretary or the treasurer, may issue a new certificate in replacement of the one which has been destroyed, stolen or lost.

ARTICLE 7

FINANCIAL YEAR

The financial year of the Company shall end on December 31 in each year. Such date may, however, be changed from time to time by resolution of the Board of Directors.

ARTICLE 8

CONTRACTS

All contracts, deeds, agreements, documents, bonds, debentures and other instruments requiring execution by the Company may be signed by two directors or two officers of the Company or by one director and one officer of the Company or by such persons as the Board of Directors may otherwise authorize from time to time by resolution. Any such authorization may be general or confined to specific instances. Save as aforesaid or as otherwise provided in the by-laws of the Company, no director, officer, agent or employee shall have any power or authority to bind the Company under any contract or obligation or to pledge its credit.

The Company may transact business with one or more of its directors or with any firm of which one or more of its directors are members or employees or with any corporation or association of which one or more of its directors are shareholders, directors, officers or employees. The director who has an interest in such transaction shall disclose it to the Company and to the other directors making a decision in respect of such transaction and shall abstain from discussing and voting on the question except if his vote is required to bind the Company in respect of such transaction.

ARTICLE 9

DECLARATIONS

Any director or officer of the Company or any other person nominated for that purpose by any director or officer of the Company is authorized and empowered to give instructions to an attorney to appear and make answer for and on behalf and in the name of the Company to all writs, orders and interrogatories upon articulated facts issued out of any court and to declare for and on behalf and in the name of the Company any answer to writs of attachment by way of garnishment in which the Company is garnishee. Any director, officer or person so nominated is authorized and empowered to make all affidavits and sworn declarations in connection therewith or in connection with any and all judicial proceedings to which the Company is a party and to instruct an attorney to make demands of abandonment or petitions for winding-up or bankruptcy orders upon any debtor of the Company and to attend and vote at all meetings of creditors of the Company’s debtors and grant proxies in connection therewith. Any such director, officer or person is authorized to appoint by general or special power or powers of attorney any person or persons, including any person other than those directors, officers and persons hereinbefore mentioned, as attorney or attorneys of the Company to do any of the foregoing things.

ARTICLE 10

DIVISIONS

The Board of Directors may cause the business and operations of the Company or any part thereof to be divided or segregated into one or more divisions upon such basis, including without limitation, character or type of businesses or operations, geographical territories, product lines or goods or services as the Board of Directors may consider appropriate in each case.

From time to time the Board of Directors or, if authorized by the Board of Directors, the chief executive officer may authorize, upon such basis as may be considered appropriate in each case:

(a)

Sub-Division and Consolidation. The further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions and sub-units;

(b)

Name. The designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Company; provided that the Company shall set out its name in legible characters in all contracts, invoices, negotiable, instruments and orders for goods or services issued or made by or on behalf of the Company; and

(c)

Officers. The appointment of officers for any such division or sub-unit, the determination of their powers and duties, and the removal of any such officer so appointed without prejudice to such officer’s rights under any employment contract or in law, provided that any such officers shall not, as such, be officers of the Company, unless expressly designated as such.

For greater certainty, there will be a division of the Company which focuses primarily on market regulation created to oversee the Company’s regulatory functions and operations, and such division will be subject to supervision by a special committee designated by the Board of Directors, the division being subject to the ultimate authority of the Board of Directors and of the Autorité des marchés financiers. More than 50% of the members of such committee shall be independent members based on the standards set forth in the Board of Directors Independence Standards of the Company.

.                                         Such division will be established on a financially separate basis from the other operations of the Company, may charge for its services, and may provide, with the prior consent of the Autorité des marchés financiers, regulatory services to other exchanges, self-regulatory organizations trading facilities and/or other persons.

ARTICLE 11

INDEMNIFICATION

(a)

To the extent permitted by law, every current or former director, officer, employee or committee member of the Company and any of its subsidiaries and his or her heirs, executors, and administrators, legal representatives and estate (each, an “Indemnitee”) shall from time to time, and at all times, be indemnified and saved harmless out of the funds of the Company from and against

(i)

all costs, charges and expenses (including an amount paid to settle an action or satisfy a judgment and including legal and professional fees and out of pocket expenses of attending trials, hearings and meetings) whatsoever that such Indemnitee sustains or incurs in or about any action, suit or proceeding, whether civil, criminal or administrative, and including any investigation, inquiry or hearing, or any appeal therefrom, that is threatened, brought, commenced or prosecuted against him, or in respect of which he is compelled or requested by the Company to participate, for or in respect of any act, deed, matter or thing whatsoever made, done or permitted by him in or about the execution of the duties of his office as they relate to the Company or any of its subsidiaries, including those duties executed, whether in an official capacity or not, for or on behalf of or in relation to any body corpo rate or entity which he serves or served at the request of or on behalf of the Company or any of its subsidiaries; and

(ii)

all other costs, charges and expenses that he sustains or incurs in or about or in relation to the affairs of the Company and its subsidiaries or any body corporate or entity which he serves or served, whether in an official capacity or not, at the request of or on behalf of the Company or any of its subsidiaries;

except such costs, charges or expenses as are occasioned by his own wilful neglect or default.

(b)

Any indemnification hereunder (unless ordered by a court) shall be made by the Company unless a determination is reasonably and promptly made by the Board of Directors by a majority vote of a quorum of disinterested directors, or (if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs) by independent legal counsel in a written opinion, that, based upon the facts known to the board or counsel at the time such determination is made, such Indemnitee is not entitled to indemnification by reason of his own wilful neglect or default.

(c)

For greater certainty, it is confirmed that, to the extent permitted by law, the Company shall indemnify all costs and expenses incurred in connection with any action, suit, or proceeding contemplated herein, regardless of whether the Indemnitee has been successful or substantially successful on the merits, and without limiting the generality of the foregoing, such Indemnitee shall be indemnified against all expenses in connection with the dismissal of such action or issue without prejudice or in connection with the settlement of such action or issue without admission of liability.

(d)

To the extent permitted by law, and subject to subsection (5), below, all costs, charges and expenses indemnified (including legal and professional fees and including out of pocket expenses for attendance at trials, hearing and meetings) shall be paid by the Company in advance of the final disposition of the matter, provided that the Indemnitee shall undertake to repay such amount in the event that it is ultimately determined, either pursuant hereto or by a court of competent jurisdiction, that such Indemnitee is not entitled to indemnification.

(e)

Any costs, charges or expenses (including legal and professional fees and out of pocket expenses of attending trials, hearings and meetings) incurred or to be incurred in any action, suit or proceeding, whether civil, criminal or administrative, including any investigation, inquiry or hearing, or any appeal therefrom, shall be paid by the Company promptly, and in any event, within ninety days after receiving the written request of the Indemnitee, unless a determination is reasonably and promptly made by the Board of Directors under subsection (2) that such Indemnitee is not entitled to indemnification or to an advancement of expenses.

(f)	Any person entitled to indemnification hereunder or otherwise shall give notice to the Company, where practical, of any action, suit or proceeding which may give rise to a demand for indemnification.
(g)

Any person entitled to and demanding indemnification, hereunder or otherwise, shall cooperate with the Company throughout the course of any action, suit or proceeding, whether civil, criminal or administrative, including any investigation, inquiry or hearing, to the fullest extent possible, including but not limited to, providing the Company with the consent and authority, to be exercised at the sole option of the Company, to take carriage of such person’s defense.

(h)

The foregoing rights of indemnification and advancement of expenses shall not affect any other rights to indemnification or be exclusive of any other rights to which any person may be entitled by law or otherwise.

ARTICLE 12

RULES AND POLICIES

The Board of Directors or any committee appointed by it may from time to time enact, amend, repeal and re-enact such rules, policies, guidelines, decisions, rulings, orders, instructions and directions (collectively, the “Rules and Policies”) not inconsistent with the Securities Act (Québec) as it in its discretion may consider advisable for the regulation of the use of the facilities and products of the Company, approved participants; individuals, listed companies and other entities over which the Company has jurisdiction.

The Board of Directors or any committee appointed by it may also issue, establish, adopt, amend, repeal and re-issue, re-establish and re-adopt interpretations, procedures and practices to supplement such Rules and Policies.

Such Rules and Policies may represent the imposition of requirements in addition to or more stringent than those imposed under the Securities Act (Québec) or by the Autorité des marchés financiers, shall be binding on approved participants, listed companies and other entities, as applicable, and may be adopted to, among other things, enhance the credibility and reputation of the Company as a well-regulated market.

Such Rules and Policies shall be effective without the shareholders’, approved participants’ or listed companies’ approval, except as expressly otherwise provided therein, but may be subject to prior review and approval or non-disapproval by the Autorité des marchés financiers.

Without limiting the generality of the foregoing, Rules and Policies may deal with all matters related to market regulation, including without limitation:

(a)

the financial affairs, partnership and/or corporate arrangements, business relationships, operations, and standards of practice and business conduct applicable to approved participants (and their current and former partners, shareholders, associates, insiders, directors, officers, employees, agents and representatives) in respect of their overall equity trading operations and market activities, both through the Company’s facilities and generally;

(b)	requirements applicable to or in respect of derivative products;
(c)	requirements applicable to or in respect of the securities of listed companies;
(d)	compliance reviews, examinations and investigations, and enforcement and disciplinary matters;

(e)	trading ethics, trading rules, trading currencies, clearing and settlement and market surveillance matters;
(f)	the provision of information, cooperation and/or assistance;
(g)	the payment of fees, costs, forfeitures, penalties, fines and/or other amounts; and
(h)	hearing practices, where applicable; and
(i)

the requirements and procedures applicable to becoming an approved participant (or a partner, shareholder, associate, insider, director, officer, employee, agent or representative of an approved participant) or a listed company (or a partner, insider, director or officer of a listed company).

ARTICLE 13

VARIOUS

SECTION 13.1             Exchange of Information, Agreements To the extent permitted by law, the Company may provide to domestic or foreign exchanges or self-regulatory organizations or domestic or foreign securities enforcement or securities regulatory authorities information and other forms of assistance for market surveillance, investigative, enforcement and other regulatory purposes.

The Company may enter into agreements with domestic or foreign exchanges or self-regulatory organizations or domestic or foreign securities enforcement or securities regulatory authorities providing for the exchange of information and other forms of mutual assistance for market surveillance, investigative, enforcement and other regulatory purposes.

SECTION 13.2             Approved Participant Agreements, Listed Company Agreements, etc. In the discretion of the Company, approved participants may be required to enter into an Approved Participant Agreement with the Company in order to obtain access to the Company’s facilities. Approved participants shall not by virtue thereof have any ownership or voting interest in the Company, and shall be approved participants solely by virtue of their contractual arrangements with the Company. Approved participants shall not, as such, be liable for any act, default, obligation or liability of the Company.

In addition, in the discretion of the Company, listed companies and other Persons may be required to enter into agreements with the Company.

ENACTED on •

Witness the signatures of the President

and the Secretary of the Company.

President

Secretary

ARTICLE 14

BORROWING

The directors of the Company are hereby authorized, whenever they deem appropriate:

(a)

to borrow money and obtain advances upon the credit of the Company, from any bank, corporation, firm, association or person, upon such terms, covenants and conditions, at such time, in such sums, to such an extent and in such manner as the Board of Directors in its discretion may deem expedient;

(b)	to limit or increase the amount to be borrowed;
(c)

to issue or cause to be issued bonds or other evidences of indebtedness of the Company and to pledge or sell the same for such sums, upon such terms, covenants and conditions and at such prices as may be deemed expedient by the Board of Directors;

(d)

to hypothecate the property, undertaking and assets, movable or immovable, now owned or hereafter acquired, of the Company, to secure payment of any such bonds or other evidences of indebtedness, or give part only of such guarantee for such purposes;

(e)

to hypothecate or otherwise encumber the property, undertaking and assets, movable or immovable, now owned or hereafter acquired, of the Company, or give all such guarantees, to secure the payment of loans made otherwise than by the issue of bonds or other evidences of indebtedness, as well as the payment or performance of any other debt, contract and obligation of the Company;

(f)

as security for any discounts, overdrafts, loans, credits advances or other indebtedness or liability of the Company, to any bank, corporation, firm or person, and interest thereon, to hypothecate and give to any bank, corporation, firm or person any or all of the Company property, undertaking and assets, movable or immovable, now owned or hereafter acquired, and to give such security thereon as may be taken by a bank under the provisions of the Bank Act, and to renew, alter, vary or substitute such security from time to time, with authority to enter into promises to give security under the Bank Act for any indebtedness contracted or to be contracted by the Company to any bank;

(g)	to delegate to such officer(s) or director(s) of the Company as the directors may designate all or any of the foregoing powers to such extent and in such manner as the directors may determine.

AND the powers of borrowing and giving security hereby authorized shall be deemed to be continuing powers and not to be exhausted by the first exercise thereof, but may be exercised from time to time hereafter, until the repeal of this by-law and notice thereof has been given in writing.

ENACTED on •

Witness the signatures of the President

and the Secretary of the Company.

President

Secretary

SCHEDULE 1.1.11

AMALGAMATION BY-LAW

BY-LAW 2008-1

1.

THAT the Company be and is hereby authorized to amalgamate with SubCo and to continue their existence as one company under the name of BOURSE DE MONTRÉAL INC. (and its version MONTRÉAL EXCHANGE INC.), the whole pursuant to the provisions of section 123.115 et seq of the Companies Act (Québec) and subject to the terms and conditions set forth in the Combination Agreement and the Amended and Restated Amalgamation Agreement by and among SubCo, the Company, TSX and 1372434 Alberta ULC, with the intervention of 9190-1983 Québec Inc. (the “Amalgamation Agreement”), a copy of which is attached hereto; and

2.

THAT the Company be and hereby is authorized to enter into the Amalgamation Agreement pursuant to Section 123.122 of the Companies Act (Quebec), the form of which has been reviewed by the Board of Directors and is hereby approved, with all such additions, deletions or other changes as may be deemed appropriate or necessary by the Authorized Signatory (as defined below), including such additions, deletions or changes as may be required to obtain all necessary approvals, such execution and delivery to be conclusive evidence of the authority of such Authorized Signatory in so doing and of such Authorized Signatory’s approval of such additions, deletions or other changes to such Amalgamation Agreement; and

3.

THAT any one of the President and Chief Executive Officer, the Chief Financial Officer and the Vice-President, Legal Affairs and Secretary, acting alone, (an “Authorized Signatory”) be and each hereby is authorized and directed for and on behalf and in the name of the Company to sign, execute and deliver, in the name of and on behalf of the Company the Amalgamation Agreement, with such additions, deletions or other changes as such Authorized Signatory deems appropriate or necessary, including such additions, deletions or changes as may be required to obtain all necessary approvals, such execution and delivery to be conclusive evidence of the authority of such Authorized Signatory in so doing and of such Authorized Signatory’s approval of such additions, deletions or other changes to such Amalgamation Agreemen t; and

4.

THAT any director of the Company be and each hereby is authorized and directed for and on behalf and in the name of the Company to execute and deliver the articles of amalgamation pursuant to the Companies Act (Québec); and

5.

THAT any director of SubCo be and is hereby authorized, for and on behalf of the Company, upon satisfaction or waiver of all the conditions specified in the Combination Agreement and provided that the Amalgamation Agreement has not otherwise been terminated, to file articles of amalgamation, amalgamating the Company with SubCo and continuing their existence as one company under the name of BOURSE DE MONTRÉAL INC. (and its version MONTRÉAL EXCHANGE INC.), with the enterprise registrar; and

6.

THAT the Company be and hereby is, and any officer or director of the Company for and on behalf and in the name of the Company be and each hereby is, authorized and directed to do all such acts and things, and to sign and execute all such documents, instruments and agreements, and, where necessary or appropriate, cause to be filed with the appropriate governmental and regulatory authorities, all of such instruments, documents, certificates, contracts, agreements, registrations, receipts or other papers, in the name and on behalf of the Company, to incur and pay all sums of money, including the payment of all fees and expenses, and to engage persons, as any officer or director of the Company may deem necessary or advisable in order to give effect to and carry out any matters authorized by the foregoing and to implement the transactions contemplated by the Combination Agr eement and the Amalgamation Agreement, subject to the further approval by the Board of all documents as may be necessary in the context of the convening and holding of the special meeting of the Company’s shareholders as contemplated in the Combination Agreement, the execution and delivery of such documents and the taking of any such action on behalf of the Company to constitute conclusive evidence of the officer’s or director’s approval thereof and such person’s authority to do so; and

7.	THAT By-Law 2007-1 be and is hereby repealed.

SCHEDULE 1.1.12

AMALGAMATION RESOLUTION

RESOLUTION OF THE SHAREHOLDERS OF

BOURSE DE MONTRÉAL INC. / MONTRÉAL EXCHANGE INC.

(the “Company”)

WHEREAS by agreement dated December 10, 2007, as amended on January 10, 2008 (the “Combination Agreement”) between the Company and TSX Group Inc. (“TSX”), the Company agreed that it would amalgamate with 9189-7058 Québec Inc. (“SubCo”);

RESOLVED THAT the following by-law adopted by the Board of Directors of the Company on January 10, 2008, be and is hereby confirmed as By-Law No. 2008-1 of the Company:

“BY-LAW 2008-1

1.

THAT the Company be and is hereby authorized to amalgamate with SubCo and to continue their existence as one company under the name of BOURSE DE MONTRÉAL INC. (and its version MONTRÉAL EXCHANGE INC.), the whole pursuant to the provisions of section 123.115 et seq of the Companies Act (Québec) and subject to the terms and conditions set forth in the Combination Agreement and the Amended and Restated Amalgamation Agreement by and among SubCo, the Company, TSX and 1372434 Alberta ULC, with the intervention of 9190-1983 Québec Inc. (the “Amalgamation Agreement”), a copy of which is attached hereto; and

2.

THAT the Company be and hereby is authorized to enter into the Amalgamation Agreement pursuant to Section 123.122 of the Companies Act (Quebec), the form of which has been reviewed by the Board of Directors and is hereby approved, with all such additions, deletions or other changes as may be deemed appropriate or necessary by the Authorized Signatory (as defined below), including such additions, deletions or changes as may be required to obtain all necessary approvals, such execution and delivery to be conclusive evidence of the authority of such Authorized Signatory in so doing and of such Authorized Signatory’s approval of such additions, deletions or other changes to such Amalgamation Agreement; and

3.

THAT any one of the President and Chief Executive Officer, the Chief Financial Officer and the Vice-President, Legal Affairs and Secretary, acting alone, (an “Authorized Signatory”) be and each hereby is authorized and directed for and on behalf and in the name of the Company to sign, execute and deliver, in the name of and on behalf of the Company the Amalgamation Agreement, with such additions, deletions or other changes as such Authorized Signatory deems appropriate or necessary, including such additions, deletions or changes as may be required to obtain all necessary approvals, such execution and delivery to be conclusive evidence of the authority of such Authorized Signatory in so doing and of such Authorized Signatory’s approval of such additions, deletions or other changes to such Amalgamation Agreement; and

4.

THAT any director of the Company be and each hereby is authorized and directed for and on behalf and in the name of the Company to execute and deliver the articles of amalgamation pursuant to the Companies Act (Québec); and

5.

THAT any director of SubCo be and is hereby authorized, for and on behalf of the Company, upon satisfaction or waiver of all the conditions specified in the Combination Agreement and provided that the Amalgamation Agreement has not otherwise been terminated, to file articles of amalgamation, amalgamating the Company with SubCo and continuing their existence as one company under the name of BOURSE DE MONTRÉAL INC. (and its version MONTRÉAL EXCHANGE INC.), with the enterprise registrar; and

6.

THAT the Company be and hereby is, and any officer or director of the Company for and on behalf and in the name of the Company be and each hereby is, authorized and directed to do all such acts and things, and to sign and execute all such documents, instruments and agreements, and, where necessary or appropriate, cause to be filed with the appropriate governmental and regulatory authorities, all of such instruments, documents, certificates, contracts, agreements, registrations, receipts or other papers, in the name and on behalf of the Company, to incur and pay all sums of money, including the payment of all fees and expenses, and to engage persons, as any officer or director of the Company may deem necessary or advisable in order to give effect to and carry out any matters authorized by the foregoing and to implement the transactions contemplated by the Combination Agr eement and the Amalgamation Agreement, subject to the further approval by the Board of all documents as may be necessary in the context of the convening and holding of the special meeting of the Company’s shareholders as contemplated in the Combination Agreement, the execution and delivery of such documents and the taking of any such action on behalf of the Company to constitute conclusive evidence of the officer’s or director’s approval thereof and such person’s authority to do so; and

7.	THAT By-Law 2007-1 be and is hereby repealed.”